DJ

No. 82-34703

ack 2003-08-29, 14:35:52, EDT

Insider: Smith.D **Issuer:** Prima Developme **Security:** Common Sha

ile insider report - Completed

03032165

SUPPL

he transaction has been reported.

eported transactions for this session.

ecurity esignation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares		205176	2003-08-25	10 - Acquisition or disposition in the public market	-800	204376

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
SEP 10 2003
WASH, D.C. 155 SECTION

dlw 9/23

No. 82-34703

Back 2003-08-29, 14:39:28, EDT

Insider: Commonwealth En **Issuer:** Prima Developme **Security:** Common Sha

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares		4764342	2003-08-25	10 - Acquisition or disposition in the public market	800	4765142

DI

No. 82-34703

ack 2003-08-29, 14:44:13, EDT

Insider: Langset.R **Issuer:** Prima Developme **Security:** Common Sha **Holder:** Commonwealth Enterpr

ile insider report - Completed

he transaction has been reported.

eported transactions for this session.

ecurity esignation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares	Commonwealth Enterprise Fund Inc.	4764342	2003-08-25	10 - Acquisition or disposition in the public market	800	4765142

SEC MAIL PROCESSING
RECEIVED
SEP 10 2003
WASH. D.C. 155 SECTION